EXHIBIT 10.158

CONFIDENTIAL TREATMENT REQUESTED. CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED AND HAVE BEEN FILED SEPARATELY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

Manufacturing and Supply Agreement

between	Schering Aktiengesellschaft 13342 Berlin, Germany

(hereinafter referred to as “Schering”)

and	Indevus Pharmaceuticals, Inc. 33 Hayden Avenue, Lexington, MA 02421, USA

(hereinafter referred to as “Indevus”)

Schering and Indevus are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

WHEREAS, Schering and Indevus have entered into the License Agreement (hereinafter defined) regarding the development and commercialization of Product (hereinafter defined) in the Field (hereinafter defined) in the US by Indevus; and

WHEREAS, upon request of Indevus and subject to the terms of the License Agreement (hereafter defined), Schering has initiated the development of a [*]); and

WHEREAS, it is set forth in the License Agreement that the Parties will enter into good faith negotiations about an agreement for the Manufacturing (hereinafter defined) and supply of Finished Product as soon as practicable after signing of the License Agreement consistent with the terms of Article 6 of the License Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article 1

Definitions

The following terms, when capitalized, shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined), when used in this Agreement:

1.1 “[*]” shall mean a Product [*] as generally described in Schedule 1.1.

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1.2 “[*]” shall mean a Product [*] as generally described in Schedule 1.2.

1.3 “Act” shall mean the United States Food, Drug, and Cosmetic Act of 1938, as amended, and the rules and regulations promulgated thereunder, or any successor act, as the same shall be in effect from time to time.

1.4 “Affiliate” shall mean, with respect to a Party, any person, corporation, firm, joint venture or other entity which, directly or indirectly, through one or more intermediates, controls, is controlled by or is under common control with such Party. As used in this definition, “control” means possession of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of the outstanding voting securities or by contract or otherwise.

1.5 “Agreement” shall mean this Manufacturing and Supply Agreement, including any exhibits, schedules or attachments attached to this Agreement and any amendments to any of the foregoing.

1.6 “[*]” shall mean a Product [*] as generally described in Schedule 1.6.

1.7 “Audit Disagreement” shall have the meaning set forth in Section 9.3.

1.8 “Batch” shall mean a specific quantity of Clinical Supplies or Finished Product that is produced according to a single manufacturing order during the same cycle of Manufacture.

1.9 “Business Day” shall mean any day that is not a Saturday, a Sunday, a day on which the New York Stock Exchange is closed, or other day on which banks are required or authorized by law to be closed in Berlin, Germany.

1.10 “CBE” shall mean “Change Being Effected” as defined in the Act.

1.11 “CFR” shall mean the US Code of Federal Regulations.

1.12 “Change of Control” shall mean that (i) a majority of the outstanding voting securities of a Party becomes owned by one or more individuals or entities that did not own a majority of the voting securities of such Party as of the Effective Date; or (ii) the possession of the power to direct or cause the direction of the management and policies of a Party, whether through ownership of the outstanding voting securities or by contract or otherwise becomes vested in one or more individuals or entities that did not possess such power as of the Effective Date.

1.13 “Clinical Development” shall mean the conduct of studies of Product in humans to assess the dosing, safety and/or efficacy of Product.

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1.14 “Clinical Supplies” shall mean supplies of Product and, if applicable, placebo, to be used for the conduct of Development in the Territory.

1.15 “Commercial Forecast” shall have the meaning set forth in Section 4.1.

1.16 “Commercialization” and “Commercialize” shall refer to all activities relating to the pre-marketing, marketing, distribution, import, sale and offer for sale of a Product, and the process of Commercialization, respectively.

1.17 “Commercially Reasonable Efforts” shall mean the level of endeavor which a company in the prescription pharmaceutical industry comparable in size to Indevus or Schering, as applicable, and active in development and commercialization of pharmaceutical compositions would ordinarily expend to accomplish an important objective.

1.18 “Confidential Information” shall have the meaning set forth in Section 15.1.

1.19 “Contract Quarter” shall mean any period of three (3) consecutive calendar months commencing with the first day of any January, April, July, or October.

1.20 “Contract Year” shall mean the period commencing on the Effective Date and ending on December 31, 2006, and each subsequent twelve (12) month period thereafter during the Agreement Term and any renewal term hereof.

1.21 “Current Good Manufacturing Practices” or the letters “GMP” or “cGMP” means current good manufacturing practice and standards as provided for (and as amended from time to time) in (i) the Current Good Manufacturing Practice Regulations of CFR Title 21, including those regulations set forth in 21 CFR Parts 210 and 211, (ii) European Community Directive 2003/94/EC (Principles and guidelines of good manufacturing practice in respect of medicinal products for human use and investigational medicinal products for human use), and (iii) applicable ICH Harmonised Tripartite Guidelines, and subject to any arrangements, additions or clarifications agreed in writing from time to time between the Parties in the Quality Assurance Agreement.

1.22 “Development” or “Develop” shall mean all activities, or the performance thereof, relating to Pre-clinical Development and Clinical Development as are customary for a company in the pharmaceutical industry as part of the process of obtaining Regulatory Approval.

1.23 “Documentation” shall mean all required shipping documentation, including bills of lading, and such certificates of analysis and conformance and other appropriate and required documentation identifying the applicable Batch numbers, indicating conformance of the shipment with the Specifications, the Quality Assurance Agreement and all applicable Regulatory Standards.

1.24 “DMF” shall mean a Drug Master File as defined in 21 CFR §314.420, including all supplements and amendments thereto.

1.25 “Effective Date” shall mean the date when this Agreement has been executed by authorized representatives of both Parties.

1.26 “FDA” shall mean the US Food and Drug Administration of the Department of Health and Human Services, or any successor agency with responsibility for regulating the development, manufacture and sale of human pharmaceutical products in the US.

1.27 “Field” shall mean any use of a pharmaceutical composition to restore testosterone concentrations to physiological levels (i) to treat hypogonadism in men or (ii) to treat any other urological or endocrinological indication in men; for the avoidance of doubt, [*] shall not be considered an “indication” within the meaning of this definition.

1.28 “Final Packaging” shall mean the labeling and packaging (as defined in the Act) of Finished Product, including product carton, package inserts, labels and associated components accompanying and necessary for use or sale of the Clinical Supplies or Finished Product in the Territory, as applicable.

1.29 “Finished Product” shall mean [*], provided that Regulatory Approval has been granted or marketing authorization is being sought for such Product by Indevus pursuant to a NDA, in either case, Packaged and labeled in a final form ready for commercial sale and distribution in the Territory.

1.30 “Firm Order” shall have the meaning set forth in Section 4.2.

1.31 “First Commercial Sale” shall mean the date Indevus or an Affiliate or Sublicensee of Indevus first sells, or otherwise disposes of, commercially, a Finished Product pursuant to a Regulatory Approval in the Territory.

1.32 “GAAP” shall mean US generally accepted accounting principles.

1.33 “Improvements” shall mean any and all developments, improvements or enhancements relating to Product including, without limitation, in the manufacture, formulation, preparation, presentation, means of delivery or administration, dosage, indication, use or methods of use or packaging.

1.34 “IND” shall mean an Investigational New Drug application filed with FDA pursuant to 21 CFR 312.1 et seq., as such regulations may be amended from time to time, the filing of which was or is necessary to commence clinical testing of Product in the Territory.

1.35 “Initial Payment” shall have the meaning set forth in Section 8.2.2.

1.36“License Agreement” shall mean the License Agreement by and between the Parties dated as of July 28, 2005.

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1.37 “Launch Period” shall mean the period commencing on the First Commercial Sale and expiring on December 31 of the Year immediately following the Year in which the First Commercial Sale occurred.

1.38 “Long-acting Testosterone Product” shall mean any pharmaceutical composition formulated in [*], in each case other than Product introduced in the Territory by Indevus or any Affiliate or Sublicensee of Indevus.

1.39 “Manufacture” or “Manufacturing” shall mean all operations required to manufacture or have manufactured for supply to Indevus Clinical Supplies and Finished Product hereunder including, but not limited to the manufacture, preparation and processing of drug substance and drug product, filling and finishing of Finished Product, and Final Packaging, testing, releasing, handling, storage and Packing of Finished Product, or any step thereof, as the case may be.

1.40 “NDA” shall mean a New Drug Application as defined in the Act filed with the FDA, for marketing authorization of Products in the US, including any supplements or amendments thereto.

1.41 “Net Sales” shall mean with respect to any Product, the gross amount invoiced by Indevus or its Affiliates or Sublicensee from sales of Product in the Territory, commencing upon the date of First Commercial Sale, less deductions for: (a) transportation charges (freight, shipping and distribution), including insurance actually paid for distribution of Product; (b) sales, value-added and excise taxes, and other taxes, duties or surcharges paid or allowed by a selling party and any other governmental charges imposed upon the sale or use of Product; (c) any other fees paid to distributors, consignees or agents in connection with the sale of Product; (d) allowances or credits to customers, not in excess of the selling price of Product, on account of governmental requirements, rejection, outdating or return of Product; (e) rebates or premiums granted or allowed to customers in connection with the sale of Product; (f) trade, quantity, or cash discounts, chargebacks or retroactive price reductions granted in connection with the sale of Product; and (g) write offs for bad debts. Net Sales shall be determined at the time such Net Sales are recognized as revenue in accordance with GAAP by Indevus and all accounting terms used shall be interpreted in accordance with GAAP.

For the purpose of calculating Indevus’ Net Sales, the Parties recognize that (i) Indevus' customers may include parties in the chain of commerce who enter into agreements with Indevus as to price even though legal title to Product does not pass directly from Indevus to such customers, and even though payment for such Product is not made by such customers to Indevus, and (ii) in such cases, chargebacks paid by Indevus to or through a Third Party (such as a wholesaler) can be deducted by Indevus from gross revenues in order to calculate Indevus' Net Sales. Sales between Indevus and Affiliates or Sublicensees shall be excluded from the computation of Net Sales, except where such entities are end users in which case Net Sales shall include Net Sales to such entities; provided, however, if such entities are using such Products solely for research or clinical testing purposes, indigent or other public support programs, then such sales between Indevus and Affiliates shall be excluded from the computation of Net Sales.

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1.42 “Notional Net Sales Price” or “Notional NSP” shall mean, solely for the purposes of Section 8.2 and 8.3, an estimate of the Net Sales price of Product in the Territory at the time of determination, which shall be determined in accordance with Section 8.2.1.

1.43 “Outside US Change Request” shall have the meaning set forth in Section 11.1.

1.44 “Pack”, “Packed”, or “Packing” shall mean the operations which comprise the packing and packaging of Clinical Supplies and Finished Product, as the case may be, solely for the purpose of shipping such articles in accordance with the Act and pursuant to this Agreement.

1.45 “Pre-clinical Development” shall mean all activities relating to the planning and execution of non-human studies conducted in in vitro or in relevant in vivo animal models directed towards obtaining Regulatory Approval of Product in the Territory. This includes pre-clinical testing, pharmacokinetics, toxicology, documentary and medical writing directly related to Pre-clinical Development activities, and related regulatory affairs.

1.46 “Product” shall mean the pharmaceutical composition containing the Substance in a [*].

1.47 ”Product Competition” shall be present commencing as of the first calendar quarter (the “Triggering Quarter”) in which (a) [*] have a market share in the Territory of [*] or greater of the [*] in such calendar quarter of (i) [*]; and (ii) such [*], and (b) the [*] in the Territory has decreased by [*] or greater [*]; provided, however, that Product Competition shall not be deemed to be present for any calendar quarter after the Triggering Quarter if in such calendar quarter Long-acting Testosterone Products do not have a market share in the Territory of [*] or greater of the [*] of (i) [*] and (ii) [*].

1.48 “Quality Assurance Agreement” shall mean the quality assurance agreement between the Parties in which the responsibilities concerning quality control and quality assurance of Substance and Finished Product are set forth and which is attached as Exhibit 1.48, as same may be amended from time to time by mutual agreement of the Parties.

1.49“Regulatory Authority” shall mean any court, tribunal, arbitrator, agency, commission, official or other instrumentality of any national, state, county, city or other political subdivision, that performs a function for such political subdivision similar to the function performed by the FDA for the US with regard to the approval, licensing, registration or authorization to test, manufacture, promote, market, distribute, use, store, import, transport or sell a product in the defined territory or political subdivisions, or with respect to the approval of pricing or reimbursement for such product.

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1.50 “Regulatory Approval” shall mean any approvals, product and/or establishment licenses, registrations or authorizations of any Regulatory Authority necessary for marketing Product in the Field in the Territory.

1.51 “Regulatory Standards” shall mean (i) obtaining and maintaining any and all permits, licenses, filings and certifications required by the FDA or other Regulatory Authorities, and compliance with the cGMPs of the FDA or other Regulatory Authorities, applicable to any Manufacturing or Schering Facilities, and (ii) any laws, rules, regulations and standards of any Regulatory Authority, whether within or outside the Territory, that apply to any Manufacturing or Schering Facilities.

1.52 “Schering Facilities” [*].

1.53 “SEC” shall mean the US Securities and Exchange Commission or any successor agency.

1.54 “SKU” (Stock Keeping Unit) means a stocking unit comprised of one (1) box containing one (1) unit of Finished Product or as otherwise agreed to by the Parties.

1.55 “Specifications” shall mean those specifications that are, as of the Effective Date, set forth in the IND and attached to the Quality Assurance Agreement, as such specifications may be amended and set forth in the NDA. The specifications shall be deemed amended effective upon the date such amended specifications are set forth in the NDA and the amended specifications shall be appended to the Quality Assurance Agreement; provided, however that a failure or delay in effecting any such amendment to this Section 1.55 shall not affect the revised meaning of this Section 1.55 as of the effective date of the amended specifications.

1.56 “Steering Committee” shall mean the committee established by the Parties pursuant to Section 5.1 of the License Agreement.

1.57 “Subcontractor” shall have the meaning set forth in Section 2.8.

1.58 “Sublicensee” shall mean a Third Party to whom Indevus has granted a license or sublicense to develop, import, use, sell, offer for sale or otherwise exploit Product in the Territory.

1.59 “Substance” shall mean testosterone undecanoate (TU).

1.60 “Superseded Finished Product” shall have the meaning set forth in Section 4.1.2.

1.61 “Supply Price” shall have the meaning set forth in Section 8.1.

1.62 “Supply Team” shall have the meaning set forth in Section 7.1.

1.63“Territory” shall mean the US.

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1.64 “Third Party” shall mean any entity other than Schering or Indevus and their respective Affiliates.

1.65 “US” shall mean the United States of America, including the District of Columbia, and its territories, possessions, and commonwealths, including, without limitation, the Commonwealth of Puerto Rico.

1.66 “US Change Request” shall have the meaning set forth in Section 11.2.

1.67 “[*]

1.68 “Year” shall mean a calendar year.

Defined terms used herein that are not defined in this Article 1 but are defined in the License Agreement shall have the meanings ascribed to such terms in the License Agreement. Where words and phrases are used herein in the singular, such usage is intended to include the plural forms where appropriate to the context, and vice versa. The words “including”, “includes” and “such as” are used in their non-limiting sense and have the same meaning as “including without limitation” and “including but not limited to”. References to Articles, Sections, subsections, and clauses are to the same with all their subparts as they appear in this Agreement.

Article 2

Manufacture and Supply

2.1 General Scope. During the term of this Agreement, and subject to the terms and conditions set forth in this Agreement, Schering shall Manufacture and supply or cause to have Manufactured and supplied by an Affiliate or a Third Party (subject to Section 2.8) to Indevus or Indevus’ designee all of Indevus’ requirements of Clinical Supplies and Finished Product for Clinical Development and Commercialization, respectively, of Product in the Field in the Territory, and Indevus shall purchase from Schering, all of Indevus’ requirements of Clinical Supplies and Finished Product for Clinical Development and Commercialization, respectively, of Product in the Field in the Territory.

The following scenarios have to be distinguished:

(i)	In case the FDA only grants Regulatory Approval for the [*] as Finished Product, Schering will only supply Finished Product in the form of the [*].

(ii)	In case the FDA only grants Regulatory Approval for the [*] as Finished Product, Schering will only supply Finished Product in the form of the [*].

(iii)	In case the FDA only grants Regulatory Approval for the [*] as Finished Product, Schering will only supply Finished Product in the form of the [*].

(iv)	In case the FDA grants Regulatory Approval for the [*] as Finished Product, Schering will only supply Finished Product in the form of the [*].

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(v)	In case the FDA grants Regulatory Approval for [*] as Finished Product and the FDA approved prescribing information specifies a distinction between [*], Schering will supply Finished Product in the form of the [*], as requested by Indevus from time to time in accordance with the terms of this Agreement.

(vi)	In case the FDA grants Regulatory Approval for [*] as Finished Product but the FDA approved prescribing information does not specify a distinction between [*], then Schering will supply Finished Product in the form of the [*] and, subject to the following sentence, the [*] as requested by Indevus from time to time in accordance with the terms of this Agreement. In the event Indevus requests that Schering supply the [*] under the circumstances provided by this subsection (vi), such supply will be subject to a minimum purchase obligation of Indevus of the [*] corresponding to Finished Product from a [*] litre production campaign per Year and an agreement of the Parties on the payment mechanism with respect to the supply of such [*] following good faith negotiations.

2.2 Supply of Others. During the term of this Agreement, neither Schering nor any of its Affiliates shall supply or otherwise make available Product for use in the Field in the Territory for or on behalf of (or authorize or permit any Third Party to make Product for or on behalf of) any person or entity other than Indevus, Indevus’ Affiliates and Sublicensees, provided that this Section 2.2 shall not prohibit Schering from supplying Product for use in the Territory as set forth in Section 2.5(ii) of the License Agreement.

2.3 DMF. With respect to the DMFs for Substance and Product, Section 3.5 of the License Agreement is hereby incorporated by reference, as if stated in its entirety, herein. Schering shall keep current any such DMFs.

2.4 Analytical Technology Transfer. Schering shall, on one instance only, provide copies or grant access to all necessary documentation and support to enable successful transfer of analytical test methods to Indevus and/or its designees.

2.5 Effect of [*]. As contemplated by Section 6.5 of the License Agreement, in the event of [*], Schering shall have the right to terminate this Agreement on not less than [*] prior written notice to Indevus and provided that Schering has to enable the technology transfer of the manufacturing process (including any required license to intellectual property and know-how) to an alternate manufacturer of Finished Product designated by Indevus, in accordance with Section 2.6. In the event of such termination of this Agreement, commencing as of the effective date of such termination through the expiration of the [*] (as defined in the License Agreement), in consideration of such technology transfer and any such required license, Indevus shall pay Schering, at Indevus’ discretion, either (i) reimbursement of the reasonable costs incurred by Schering for the technology transfer plus a royalty equal to [*] of Net Sales or (ii) a royalty equal to [*] of Net Sales. In the event of any inconsistency between the terms of this Section 2.5 and Section 6.5 of the License Agreement, the terms of this Section 2.5 shall control.

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2.6 Technology Transfer Obligations. In addition to the obligations set forth in Section 2.4, Schering shall, on one instance only, pursuant to Schering’s obligations to enable the technology transfer as set forth in Sections 2.4, 2.5 or 4.5, as applicable:

2.6.1 provide copies or grant access to Indevus and/or its designees, including analytical laboratories and the alternate manufacturer (at Indevus’ request) with the then most current version of all materials, documents describing intellectual property and know-how, regulatory filings, reagents, expertise, equipment, data, and other information necessary to Manufacture the Product;

2.6.2 provide to Indevus and/or its designees, including analytical laboratories and the alternate manufacturer (at Indevus’ request) copies or grant access to the relevant documentation constituting the required material support, including specifications as to materials to be used and control methods;

2.6.3 assist Indevus and/or its designees, including analytical laboratories and the alternate manufacturer (at Indevus’ request) with the working up and use of the technology and with the training of the alternate manufacturer’s personnel to the extent reasonably necessary in the Manufacture of Product by the alternate manufacturer and/or analytical laboratory up to an effort equivalent of three (3) man months. In this regard, Schering will receive Indevus’ and/or the alternate manufacturer’s and/or analytical laboratory’s staff, as applicable, in its premises for certain periods, the term of which will be agreed by the Parties; and

2.6.4 comply with such other obligations and responsibilities as are necessary to fully enable Indevus or such alternate manufacturer to undertake the Manufacturing and Packaging of Finished Product in accordance with the Specifications.

2.7 Quality Assurance Agreement. The responsibilities of the Parties concerning the quality of Product shall be set forth in the Quality Assurance Agreement. In the event the Quality Assurance Agreement contains material provisions that substantially differ from applicable Regulatory Standards, the Regulatory Standards shall control. Indevus shall inform Schering about all material revisions to the applicable Regulatory Standards applicable to Product in the Territory.

2.8 Subcontractors. The identity and function of each person or entity to whom Schering subcontracts or otherwise delegates all or any portion of its obligations hereunder, whether Affiliates of Schering or Third Parties (collectively, “Subcontractors”) shall be provided to the Supply Team. Schering shall be entitled to appoint a Subcontractor for the full or partial Manufacturing and Packing of Clinical Supplies and Finished Product without

Indevus’ prior written consent only in those instances where Indevus would not be required to notify the FDA of the respective subcontracting. Any Subcontracting which requires notification of the FDA shall be subject to Indevus’ prior written consent; such consent not to be withheld unreasonably. In any event, (i) Schering shall maintain an oversight program whereby Schering measures and evaluates each Subcontractor’s performance of any Manufacturing activities; (ii) Schering may subcontract Manufacturing only to a Subcontractor who, based on Schering’s good faith business judgment and observations, is not subject to any conditions that might reasonably be expected to impede approval of such Subcontractor’s site by the FDA, provided, however, that if such site is the subject of any unresolved Section 483 comments by the FDA that might reasonably affect Manufacture, then such determination shall be subject to review by the Supply Team, or such Subcontracting will be effective only after a successful pre-approval inspection of the Subcontractor’s site by the FDA; and (iii) any Subcontractor who fails a pre-approval inspection by the FDA with respect to Product shall be prohibited from performing any Manufacturing hereunder unless and until all problems and issues identified by the FDA have been corrected to the satisfaction of the Supply Team. Schering will inform the Supply Team about such inspections and corrections. Notwithstanding the Supply Team’s review or approval of any document or activity, Schering shall be and remain responsible for the performance of any Subcontractor.

Article 3

Product Supply for Clinical Development

3.1 Clinical Supplies. Indevus has received from Schering [*] units of Clinical Supplies. Indevus will provide to Schering its requirements for any additional units of Clinical Supplies at least six (6) months prior to anticipated delivery setting forth the quantity, amount of placebo (if any), the Final Packaging and the delivery time. The details of delivery will be discussed and agreed upon by the Parties separately.

3.2 Costs of Clinical Supplies. Schering shall bear the costs for Manufacture of Clinical Supplies delivered to Indevus up to an amount of [*] units. In the event Indevus requires Clinical Supplies in excess of [*] units in total such additional Clinical Supplies shall be supplied to Indevus at the Notional Net Sales Price, provided that if such additional Clinical Supplies are provided prior to the Launch Period, then the price for such Clinical Supplies shall be determined by the Supply Team.

Article 4

Forecasting and Ordering for Commercialization

4.1 Commercial Forecasts.

4.1.1Forecasts. Within five (5) Business Days after the Effective Date and thereafter within the first five (5) Business Days of each Contract Quarter, Indevus will provide to Schering a rolling non-binding (except as set forth in Section 4.3) forecast for (a) prior to Regulatory Approval, six (6) consecutive Contract

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Quarters and (b) commencing with the first Commercial Forecast submitted after Regulatory Approval, eight (8) consecutive Calendar Quarters, (starting with the first complete Contract Quarter following the date of the forecast – Q1) of the estimated quantities of Finished Product in SKUs that Indevus intends to order (the “Commercial Forecast”) as follows:

•	With respect to the [*] as Finished Product, until Indevus notifies Schering that it no longer requires the [*];

•	with respect to the [*] as Finished Product, until Indevus notifies Schering that it no longer requires the [*];

•	with respect to the [*] as Finished Product, until Indevus notifies Schering that it no longer requires the [*];

•	with respect to [*] as Finished Product, specifying the number of [*], until Indevus notifies Schering that it no longer requires [*].

For the first two (2) Contract Quarters, the Commercial Forecast shall be made by month, and for the remaining Contract Quarters, the Commercial Forecast shall be made by Contract Quarter.

4.1.2 General. The Commercial Forecasts shall be sent by e-mail and facsimile to Schering’s supply manager. Except as otherwise specifically set forth herein, all Commercial Forecasts made hereunder shall be made to assist Schering in planning its production and shall not be Firm Orders or binding purchase orders, unless as set forth in Section 4.2. Each Commercial Forecast provided by Indevus shall supersede any previous Commercial Forecast. In the event Indevus notifies Schering, as provided under Sub-section 4.1.1, that Indevus no longer requires a particular Finished Product that had been specified in a previous Commercial Forecast (a “Superseded Finished Product”), any previous Commercial Forecasts with respect to such Superseded Finished Product shall be deemed void and of no further force and effect and shall be superseded by the first Commercial Forecast with respect to Finished Product provided after the date of such notification by Indevus, which thereafter shall constitute the Commercial Forecast; provided, however, that (a) in case a Commercial Forecast for the [*] constitutes a Firm Order, (b) Schering has already started activities to customize the [*] for Commercialization by Indevus in the Territory at the time of notification by Indevus, and (c) the respective [*] cannot be used by Schering outside the Territory, then such Firm Order with respect to the [*] shall remain in force.

4.2 Firm Orders. Subject to the provisions of Section 4.1.2 and to the extent consistent with the volume limitations set forth in Section 4.4, the [*] of each Commercial Forecast submitted after Regulatory Approval, as updated

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each Contract Quarter, shall be a non-cancelable, legally binding commitment on the part of Schering to supply, and on the part of Indevus to purchase, the quantity of Finished Product as set forth in the Commercial Forecast, each such [*] commitment being “Firm Orders”. The Parties acknowledge and agree that Indevus may use validation batches of the [*], manufactured by Schering, to satisfy all or any portion of Indevus’ requirements for launch quantities of the [*] as Finished Product, subject to compliance with applicable laws and other provisions of this Agreement. The Supply Team will discuss the timing of the initiation of production of validation batches. Accordingly, with respect to Commercial Forecasts submitted by Indevus prior to Regulatory Approval, only the quantity, if any, of Finished Product forecasted for the first Contract Quarter of each Commercial Forecast that exceeds the quantity of validation batches supplied by Schering shall constitute a Firm Order. Subject to the foregoing sentence, the minimum size of a Firm Order (consisting of one delivery) shall be [*] of Finished Product or a Batch size, whichever is lower.

4.3 Purchase Orders. Indevus or its designee shall provide Schering with purchase orders containing the information as listed in Schedule 4.3 of its requirements for Finished Product, specifying the required delivery date in each purchase order. Schering shall acknowledge and provide Indevus with a written acceptance of each purchase order within five (5) Business Days following Schering’s receipt thereof. Schering will use Commercially Reasonable Efforts to comply with any demands for supply of Finished Product in excess of the amounts of Finished Product set forth in Firm Orders.

4.4 Variation of Commercial Forecast. With every quarterly update of a Commercial Forecast following Regulatory Approval, Indevus may increase or decrease:

4.4.1 the forecast of Finished Product for the third Contract Quarter (Q3) of the Commercial Forecast as that Contract Quarter rolls from Q3 to Q2 (becoming a Firm Order) by [*] during the Launch Period and [*] for the period thereafter, and

4.4.2 the forecast for the respective Contract Quarters [*] during the Launch Period and four through eight (8) for each Year thereafter [*] or ([*], as applicable) of the Commercial Forecast by [*] during the Launch Period and [*] for each Year thereafter of the forecast in the Commercial Forecast of the preceding Contract Quarter

4.4.3 Any variations beyond the limits set forth herein require the mutual agreement of the Parties. No variation limits set forth in this Section 4.3 shall apply to Commercial Forecasts submitted by Indevus prior to Regulatory Approval, provided that the forecast for launch quantities of Finished Product does not exceed the quantities of validation batches supplied by Schering.

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4.5 Inability to Supply.

4.5.1 Notice of Inability to Supply. Schering shall immediately notify Indevus in writing if and when Schering determines that it will be unable to supply Finished Product under the terms of this Agreement. For purposes of this Section 4.5, an “Inability to Supply” shall mean: Schering’s failure for any reason, including force majeure reasons or otherwise, to supply Indevus with quantities of Finished Product meeting the Specifications and applicable Regulatory Standards, at least equal to (i) [*] of Finished Product quantities specified in two (2) consecutive Firm Orders or (ii) [*] of Finished Product quantities specified in one (1) Firm Order, provided that in (i) and (ii) Schering has not cured the respective failure (if curable) within ninety (90) days and further provided that the right to cure (ii) shall not be applicable after such failure has occurred a second time in two (2) Contract Years;

4.5.2 Consequences of Inability to Supply. In the case of an Inability to Supply Schering shall remedy the Inability to Supply, fulfill purchase orders with such quantities of Finished Product as are available, and resume supplying acceptable Finished Product to Indevus as soon as is reasonably possible, and/or, upon Indevus' request, establish and fully cooperate with Indevus to secure adequate supplies of Finished Product from alternative sources, including locating qualified third party manufacturers and sources of materials, assuming liability for any excess manufacturing cost incurred by Indevus, and complying with the technology transfer obligations set forth in Section 2.6. In the event of any Inability to Supply, Indevus shall be relieved from its obligations under this Agreement to purchase any minimum quantities of Finished Product identified in any outstanding portions of Commercial Forecasts, Firm Orders or purchase orders or subject to the minimum purchase obligation set forth in Section 8.3 (or any corresponding obligations set forth in the License Agreement) and shall be relieved of any further minimum purchase obligations or obligations to provide Firm Orders unless and until such Inability to Supply is remedied. Except as set forth in Section 17.5, nothing in this Section 4.5 shall limit any contractual or other rights or remedies that may be available to Indevus on account of any Inability to Supply under this Agreement.

Article 5

Packaging and Delivery,

5.1Final Packaging; Packing for Shipment. Indevus shall provide Schering with specifications for the FDA approved labeling, artwork, drawings and any additional Final Packaging which shall accompany Finished Product (and which shall be used by Schering solely for the Manufacture and supply to Indevus or Indevus’ designee of Finished Product pursuant to this Agreement) sufficient time in advance to enable Schering to Manufacture Finished Product in due time prior to the scheduled delivery to Indevus. Schering will establish, update as necessary and implement processes and procedures designed to

[*]	CONFIDENTIAL TREATMENT REQUESTED

ensure that all Finished Product and Clinical Supplies are labeled and packaged in accordance with Indevus’ artwork and labeling Specifications and in accordance with Schering’s technical requirements and standards. Except with the prior written approval of Indevus, Schering shall not include any other packaging or inserts with, or affix any other labeling or artwork to, the Finished Product. Schering will provide shipment preparation and Packing of Clinical Supplies and Finished Product in accordance with Schering’s technical requirements, Schering’s standards and with the Quality Assurance Agreement, as applicable, with details to be discussed in the Supply Team. Indevus shall be responsible for ensuring that all packaging, labels and labeling including, but not limited to the package make-up, package inserts and other elements relating to packaging, labels and labeling as well as all promotional material complies with all laws and regulations applicable to such packaging, labels and labeling in the Territory. The Batch coding of Finished Product will be effected in accordance with the Batch labeling instructions defined by Schering.

5.2 Delivery to Indevus. Schering agrees to deliver Clinical Supplies and Finished Product [*] Schering Facility to a carrier designated by Indevus at the delivery dates set forth in the respective purchase order, provided that such delivery date is at least ninety (90) days and not greater than one hundred twenty (120) days from the date of such purchase order, subject to the provisions of this Section 5.2 and Section 5.6. In the event Indevus requests shipment or delivery that differs from this agreed upon schedule, Indevus will notify Schering in writing as soon as practicable, but in no event less than two (2) weeks in advance of the requested date of shipment by Schering and Schering will use Commercially Reasonable Efforts to comply with Indevus’ request. Schering will arrange for the delivery of Clinical Supplies or Finished Product in a manner consistent with good commercial practices, applicable Regulatory Standards, any agreed-upon shipping specifications and the Quality Assurance Agreement, as applicable.

Unless otherwise agreed to in advance, deliveries made against Firm Orders will not exceed the requested quantity of Finished Product by more than [*] nor be less than [*]) of the requested quantity of Finished Product, provided that these percentages may be adjusted if required in order to cure cumulative over- or under- deliveries in the same Contract Year.

5.3 Delivery Times. Schering shall use Commercially Reasonable Efforts to meet the delivery dates pursuant to Section 5.2 above.

5.4 Title and Risk of Loss. Title and risk of loss with respect to Clinical Supplies and Finished Product furnished hereunder shall pass to Indevus upon delivery by Schering of such Clinical Supplies and Finished Product cleared according to Section 5.2.

5.5 Shelf Life. All Finished Product supplied to Indevus shall have the longest remaining shelf life reasonably possible.

5.6Documentation; Release of Shipments. Schering will prepare and execute all reasonably necessary shipping documents, including a Packing

[*]	CONFIDENTIAL TREATMENT REQUESTED

List, Certificate of Analysis, Certificate of Compliance and all other Documentation required by the Quality Assurance Agreement. Unless otherwise agreed in writing by the Parties, Schering shall not ship or invoice Indevus for Finished Product until at least ten (10) Business Days after Schering has provided Indevus with a Certificate of Analysis, a Certificate of Compliance and any other release Documentation required by the Quality Assurance Agreement.

Article 6

Regulatory Matters, Recalls and Pharmacovigilance

6.1 General Regulatory Matters. In addition to the specific requirements of this Article 6 and the Quality Assurance Agreement, Schering shall (i) be responsible for obtaining and maintaining in good order all site licenses and current registrations granted by the FDA and any other applicable Regulatory Authority for the Manufacture of the Clinical Supplies and Finished Product at the Schering Facility(ies) as contemplated hereunder and will make copies of such registrations and all related documents available to Indevus and its designee for inspection during audits upon Indevus’ reasonable request; and (ii) take all steps necessary to be obtain and maintain FDA approval as a manufacturer of Finished Product under Indevus’ NDA, and comply with regulations promulgated by the FDA and any other applicable Regulatory Authority in connection with Schering’s Manufacture of the Clinical Supplies and Finished Product hereunder. In addition, Sections 3.4 and 3.5 of the License Agreement are hereby incorporated by reference, as if stated in their entirety, herein.

6.2 Records. Schering will maintain complete and accurate records and Documentation of all validation data, stability testing data, batch records, quality control and testing relating to the Substance and the Finished Product and the Manufacture, Final Packaging, labeling, testing and shipment thereof. Records which include the information relating to the Manufacturing, Final Packaging and quality operation for each lot of Substance and Finished Product will be prepared by Schering at the time such operations occur. Schering will prepare, maintain and retain such records in compliance with cGMP’s and other applicable Regulatory Standards, the Specifications and the Quality Assurance Agreement, for annual report requirements, and for periods meeting all applicable regulations of the FDA and make such records and Documentation available to Indevus upon Indevus’ reasonable request and in accordance with the Quality Assurance Agreement. The records and Documentation shall be subject to audit and inspection under this Article 6 and the Quality Assurance Agreement.

6.3 Regulatory Communications and Inspections. Schering shall take all reasonable steps necessary for the Schering Facilities to obtain and maintain approval by the FDA as a manufacturer of Finished Product under Indevus’ NDA for Product. Schering will provide Indevus with reasonable advance notice of any related FDA inspections (or within five (5) Business Days after any unannounced contact, inspection or audit commences) and, at the conclusion of such inspections, provide Indevus in writing with the results and outcome of such inspection, an estimate of the timeline associated with correcting any deficiencies identified by such inspection, and copies of any observations by the FDA (such as 483 comments) that would in any event become publicly available, including pursuant to The Freedom of Information Act, 5 U.S.C. § 552, as amended, and the HHS Freedom of Information Regulations (45 CFR Part 5). Indevus shall provide such assistance in connection with such inspection as may be reasonably requested by Schering. Schering shall discuss with the Supply Team any comments related to and affecting Schering’s performance of any Manufacturing activities and shall be responsible for and shall take appropriate actions to correct in a timely manner any deficiencies identified by such inspection. Schering shall retain copies in accordance with Regulatory Standards, and will also inform Indevus in writing as to any written communications or correspondence between Schering and the FDA relating to Schering’s activities under this Agreement within five (5) Business Days after receiving or providing such communication or correspondence.

6.4 Recalls and Other Corrective Actions. The Parties shall advise each other as soon as reasonably practicable but whenever possible no later than forty-eight (48) hours in advance of any planned recall, market withdrawals, or other corrective action related to Product intended to be conducted by either Party or any of its Affiliates that implicates Product supplied by Schering to Indevus and shall keep each other informed with respect to the status of any such actions. Unless regulated otherwise herein, Indevus shall have responsibility for and shall make all decisions relating to conducting any recall, market withdrawals, or other corrective action related to Product in the Territory. The Parties shall consult with each other with respect thereto and Indevus shall consider in good faith any comments or suggestions of Schering, provided, however, that nothing herein shall prohibit Indevus, from initiating or conducting any recall or other corrective action mandated by the FDA or applicable law. At Indevus’ request, Schering shall provide reasonable assistance in conducting such recall, market withdrawal or other corrective action, including, without limitation, providing all pertinent records that Indevus may reasonably request to assist in effecting such action. Indevus shall bear any and all costs of any such recall, market withdrawal or other corrective action with respect to Product in the Territory, except that Schering shall bear any and all such costs if such recall, market withdrawal or other corrective action is attributable predominantly to the fault of Schering or results from a negligent or reckless act or omission or intentional misconduct on the part of Schering or its Affiliates or the failure of Substance or Product to be manufactured or shipped by Schering or its Affiliates in compliance with all applicable laws, rules and regulations, and the Specifications or any breach by Schering of applicable laws, rules or regulations, or the provisions of this Agreement.

6.5 Adverse Drug Experiences and Safety Reporting. With respect to adverse drug experiences and safety reporting, the parties have entered into a Pharmacovigilance Agreement effective as of August 1, 2006.

Article 7

Supply Team and Escalation Procedure

7.1 Supply Team. Within thirty (30) days after the Effective Date, Schering and Indevus will establish a team consisting of four (4) members, two (2) representatives nominated by Schering and two (2) representatives by Indevus, which team shall discuss and supervise all issues in the Manufacturing and supply of Product (“Supply Team”). Unless otherwise agreed between the Parties, the Supply Team will meet quarterly (in person, telephonically or via videoconference). Either Party may replace any or all of its representatives in and/or invite other representatives of such Party to attend meetings of the Supply Team at any time upon written notice to the other Party. Regardless of the number of individuals attending any Supply Team meeting, Schering and Indevus shall have a single vote each.

7.2 Escalation Procedure. If any issues or disputes cannot be resolved within the Supply Team, these issues shall be referred to the Steering Committee for resolution. The Steering Committee shall decide on these issues. If an issue escalated by the Supply Team cannot be resolved by the Steering Committee, it shall be referred to Indevus’ CEO and Schering’s Head of Industrial Operations and Environment for resolution. If the issue can nevertheless not be resolved it shall be referred to dispute resolution pursuant to Section 17.11.

7.3 Limitation of Power. Notwithstanding the tasks of the Supply Team and the Steering Committee herein (and whether or not issues or disputes are able to be resolved through such process), each Party to this Agreement shall retain the rights, remedies, powers and discretion granted to it hereunder and its obligations hereunder, and neither the Supply Team nor the Steering Committee shall have the power to amend or modify this Agreement, which may be amended or modified only as provided in Section 17.1.

Article 8

Supply Price, Notional NSP, Payment Terms

8.1 Supply Price.

8.1.1 Subject to the provisions of this Section 8.1, the supply price for Finished Product shall be [*] (the “Supply Price”, respectively) which shall incorporate all fully-burdened costs and expenses incurred by Schering or its designees associated with the Manufacture, procurement, testing, Final Packaging, Packing, supply and delivery of Finished Product [*] Schering Facility to a carrier designated by Indevus.

8.1.2 Except as set forth in the following sentence, in the event Schering develops an Improvement pursuant to Section 6.8.2 of the License Agreement and Indevus Commercializes such Improvement in the Field in the Territory, then the Supply Price for the Finished Product of such Improvement shall be proportionally adjusted to reflect such increased or decreased costs and expenses.

[*]	CONFIDENTIAL TREATMENT REQUESTED

For the avoidance of doubt, the Supply Price shall remain unchanged in case Indevus Commercializes (i) an Improvement pursuant to Section 6.8.1 of the License Agreement and/or (ii) [*].

8.2 Payment Mechanism. With respect to the payment of the Supply Price the following mechanism shall apply:

8.2.1 Determination of Notional NSP. Indevus shall determine the Notional NSP (i) for the Launch Period, based on the estimated Net Sales price, at least four (4) weeks prior to the first delivery and (ii) subsequent to the Launch Period, by reference to the average Net Sales price of Finished Product in the Territory as evidenced by the last four reports provided under Section 9.1 (or such lesser number of reports as have actually been produced as of the date of any particular determination) and shall provide the Notional NSP to the Steering Committee.

8.2.2 Initial Payment. Within sixty (60) days after the later of Indevus’ receipt of Finished Product or the related Documentation, Indevus shall pay Schering an amount equal to the applicable percentage of the Supply Price set forth in Schedule 8.2.2 which amount shall be calculated, for purposes of this Section 8.2.2, based on the Notional NSP determined under Section 8.2.1 (the “Initial Payment”). During the Launch Period the Initial Payment shall be due ninety (90) days after the later of Indevus’ receipt of Finished Product or the related Documentation.

8.2.3 Adjustment. Within sixty (60) days after the end of each Contract Quarter (commencing with the first complete Contract Quarter ending after the date of First Commercial Sale), Indevus shall calculate and pay Schering the difference between the Supply Price payable for such Contract Quarter and the Initial Payment. Such calculation may be included in the report provided for under Section 9.1. In the event that for any Contract Quarter the Initial Payment exceeds the Supply Price payable for such Contract Quarter, Indevus will offset such excess amount from the next Initial Payment due from Indevus hereunder.

8.3Minimum Purchase Obligation. As contemplated by Section 6.7 of the License Agreement, for the period commencing after the second Royalty Year (as defined in the License Agreement) and expiring on the earlier of the sixth anniversary of First Commercial Sale or the commencement of [*], Indevus shall either (a) for each Royalty Year during such period, purchase from Schering at the Supply Price, a minimum of [*] of the units of Finished Product that were purchased in the second Royalty Year; or (b) if the actual quantity of Finished Product purchased by Indevus for any such Royalty Year is less than such minimum quantity, pay Schering a supply fee for such Royalty Year equal to the difference, if any, between (i) the amount that would have been payable to Schering if the [*] and (ii) the sum of (x) the [*] under Section 7.3.1 of the License Agreement. In the event of any inconsistency between the provisions of this Section 8.3 and the provisions of Section 6.7 of the License Agreement, the provisions of this Section 8.3 shall control.

[*]	CONFIDENTIAL TREATMENT REQUESTED

Article 9

Accounting and Audit

9.1 Net Sales Reports. Within sixty (60) days following the end of each Contract Quarter commencing with the first complete Contract Quarter ending after the date of First Commercial Sale, Indevus shall submit to Schering a report summarizing the Net Sales, the sales quantities of Product and the number of distributed commercial samples (if any) during the relevant Contract Quarter, the Supply Price payable for such Contract Quarter, and the difference between such Supply Price and the Initial Payment under Section 8.2.2.

9.2 Records and Auditing. Indevus shall maintain complete and accurate records which are relevant to payments under this Agreement and, upon the written request of Schering with at least ten (10) Business Days’ notice, Indevus shall permit an independent certified public accounting firm of internationally recognized standing selected by Schering and consented to by Indevus, to have access to such records during reasonable business hours for any Contract Year ending not more than three (3) full Years prior to the date of such request for examination at Schering’s expense and not more often than once each Year, for the sole purpose of verifying for Schering the correctness of calculations under this Agreement. Schering shall bear its own costs related to such audit; provided, that for any underpayments by Indevus in an amount greater than five percent (5%) of the amounts owed in the aggregate by Indevus under this Agreement and the License Agreement for the applicable period or periods being examined, Indevus shall pay Schering the amount of underpayment, interest on the amount of the underpayment as provided for in Section 10.2 from the time the payment was due and the reasonable out-of-pocket costs of such accounting firm. For any underpayments by Indevus in an amount less than five percent (5%) of the amounts owed in the aggregate by Indevus for the applicable period or periods being examined under this Section 9.2, Indevus shall pay Schering the amount of such underpayment. Any overpayments by Indevus will, at Indevus’ option, be refunded to Indevus or credited to future payments. The accounting firm shall disclose to Schering only whether the reports are correct or incorrect and the specific details concerning any discrepancies. Any records or accounting information received from Indevus shall be confidential information solely for the purpose of Section 9.2. Results of any such audit shall be provided to both Parties and shall be considered Confidential Information as defined in Section 13.1. Upon the expiration of twenty-four (24) months following the end of any Contract Year the calculation of amounts owed for such Contract Year shall be binding and conclusive upon Schering, and Indevus shall be released from any liability or accountability with respect to payments for such Contract Year.

9.3 Audit Disagreement. If there is a dispute between the Parties following any audit pursuant to Section 9.2, either Party may refer the issue (an “Audit Disagreement”) to an independent certified public accountant for resolution. In the event an Audit Disagreement is submitted for resolution by either Party, the Parties shall comply with the following procedures:

(i)	The Party submitting the Audit Disagreement for resolution shall provide written notice to the other that it is invoking the procedures of this Section 9.3.

(ii)	Within thirty (30) Business Days of the giving of such notice, the Parties shall jointly select a recognized international accounting firm to act as an independent expert to resolve such Audit Disagreement.

(iii)	The Audit Disagreement submitted for resolution shall be described by the Parties to the independent expert, which description may be in written or oral form, within ten (10) days of the selection of such independent expert.

(iv)	The independent expert shall render a decision on the matter as soon as possible.

(v)	The decision of the independent expert shall be final and binding unless such Audit Disagreement involves alleged fraud, breach of this Agreement or construction or interpretation of any of the terms and conditions hereof.

(vi)	All reasonable fees and expenses of the independent expert, including any Third Party support staff, or other costs incurred with respect to carrying out the procedures specified at the direction of the independent expert in connection with such Audit Disagreement, shall be borne by each party in inverse proportion to the disputed amounts awarded to the Party by the independent expert through such decision. For example, Party A disputes US$ 100, the independent expert awards Party A US$ 60: Party A must pay forty percent (40%) and Party B sixty percent (60%) of the independent expert’s costs.

Article 10

Payment Terms

10.1 Payments. Payments due under this Agreement shall be due on such date as specified in this Agreement and, in the event such date is not a Business Day, then the next succeeding Business Day, and shall be made by wire transfer of immediately available funds to a bank account designated by Schering to Indevus in writing at least ten (10) Business Days before payment is due. Any payments by Indevus under this Agreement shall be made in US Dollars.

10.2 Interest. Any failure by Indevus to make a payment within ten (10) Business Days after the date when due, shall obligate Indevus to pay to Schering imputed interest, the interest period commencing on the due date and ending on the payment day, at a rate per annum equal to the Prime Rate as publicly announced by Bank of America on [REUTERS_screen <USPRIME1>] plus [*], or the highest rate allowed by law, whichever is lower.

[*]	CONFIDENTIAL TREATMENT REQUESTED

The interest calculation shall be based on the [act/360 computation] method. The interest rate shall be adjusted whenever there is a change in the Prime Rate quotation on REUTERS screen <USPRIME1> mentioned above. Interest shall be compounded annually in arrears. Such interest shall be due and payable on the date of underlying payment is made.

10.3 Taxes. Schering shall pay any and all taxes levied on account of all payments it receives under this Agreement. If laws or regulations require that taxes be withheld, Indevus will (a) deduct those taxes from the remittable payment, (b) timely pay the taxes to the proper taxing authority and (c) send confirmation of payment to Schering within thirty (30) days of payment to the relevant taxing authority. Indevus agrees to make all lawful and reasonable efforts to minimize such taxes to Schering. If Indevus is so required then Schering and Indevus shall co-operate in all respects and take all reasonable steps to lawfully reduce to the extent possible payment of any such withholding taxes. Schering shall provide Indevus prior to any payments under this Agreement, with all necessary forms or documentation required to claim the exemption from such withholding taxes.

Article 11

Change Management

11.1 Changes Required by Schering. If, during the course of this Agreement, Schering wishes or is required by a Regulatory Authority outside the Territory to make a change to the Specifications, or the Manufacturing process, or the site of Manufacture of Finished Product; or any other aspects with respect to Finished Product, which may have an impact on the Regulatory Approval in the Territory (“Outside US Change Request”); then, prior to the implementation of any such Outside US Change Request, Schering shall validate the effect of the change on the Product as required by the Act, provide Indevus detailed information on the results of such validation, and:

11.1.1 if the change is an annual reportable change, i.e. does not require approval of or advance notice to the FDA as determined under the Act, Schering will provide to Indevus the necessary information in a mutually agreed upon format for Indevus’ annual report;

11.1.2 if the change is a CBE change, a CBE 30 change or a change which requires prior approval of the FDA (as determined under the Act), Schering shall submit to Indevus in writing details of the Outside US Change Request before implementation and the reasons therefore. Indevus shall review such Outside US Change Request without undue delay and shall respond in writing whether it consents to it or not. Indevus shall not unreasonably withhold or delay consent to such Outside US Change Request, provided that if the change is required by a Regulatory Authority outside the Territory Indevus shall give its consent. If approved by Indevus, any such changes that require prior approval of the FDA will not be implemented until such approval is granted by the FDA; and

11.1.3 the determination of the level of reporting required for the US (Annual Reportable, CBE 0, CBE 30, PAS) for (a) and (b) above shall be made by Schering in accordance with applicable Regulatory Standards following confirmation or consultation with the FDA, as appropriate.

11.2 Change Required by Indevus. If, during the course of this Agreement, Indevus requests, or is required by the FDA to demand, a change to the Specifications, or the Manufacturing process, or the site of Manufacture of the Finished Product; or any other aspects with respect to the Finished Product, (“US Change Request”); then Indevus shall submit to Schering in writing details of the requested change. Schering shall review such US Change Request without undue delay and provide Indevus with its likely effect on Schering’s production systems together with the investments and/or the costs necessary to implement such a change as well as any impact on the price. If the change is required by the FDA the Parties will discuss the regulatory basis of such US Change Request. If Schering believes that meetings should be held with the FDA regarding the basis of such US Change Request, Indevus will not unreasonably withhold its consent to do so and Schering will be included in all such meetings. Subject to approval by Schering which shall not be unreasonably withheld or delayed, Schering will use Commercially Reasonable Efforts to implement the US Change Request without undue delay. If the change is not required by the FDA and Indevus wishes to proceed, subject to approval by Schering, Schering will implement such US Change Request.

11.3 Packaging and Labeling Changes. If, during the course of this Agreement, Indevus wishes to change the secondary packaging, the labels or the labeling of Finished Product, then Indevus shall submit to Schering all information required therefore including, but not limited to art work and lay out, specifications for modified packaging, labels and labeling, pharmacological information, usage instructions and warnings to be applied which, for Finished Product, shall be consistent with the FDA approved labeling, reasonably in advance of the delivery date where the changes shall first be implemented. Schering shall review such proposal in due course (but no more than one (1) month) and, in the event of doubt, discuss with Indevus its possible effect(s) on Schering’s manufacturing system including, if such changes are beyond Schering’s capabilities taking into account the technical requirements, the impact on costs and timelines and the possible impact on the price of the Finished Product.

11.4 Regulatory Filings of Changes. If a change relates to the DMF(s) Schering will determine the requirements of the FDA for such a change following consultation with Indevus. Schering will submit such change to the DMF(s). Schering will provide to Indevus a revised authorization letter when a change is made to the DMF(s) and Indevus will submit it to the FDA along with any other necessary regulatory filings. Besides with respect to the DMF(s) Indevus shall be responsible for any other filings required by the FDA, and Schering will reasonably assist Indevus to meet the respective governmental and/or regulatory requirements which, in Indevus’ judgment, must be fulfilled before implementation of the respective change.

11.5 Costs. Schering shall bear all costs arising from (a) an Outside US Change Request; (b) a US Change Request that is required in order to Manufacture and supply Finished Product as contemplated herein in compliance with the Specifications or applicable Regulatory Standards or for any Schering Facility (including that of a Subcontractor) to be approved by the FDA as a manufacturer of Finished Product under Indevus’ NDA; and/or (c) changes that are primarily intended to benefit Schering or a Schering Facility, including, but not limited to process changes, site changes and supplier changes to improve operational efficiency, effectiveness and risk-management. The costs arising from a change request by Indevus pursuant to Section 11.3 shall be borne by Indevus. In case a Product developed under Section 6.8.1 of the License Agreement becomes available, the costs for implementation of changes pursuant to Section 11.3 to be borne by Indevus shall not exceed the costs attributable to the respective Firm Order amounts for the then current Finished Product plus [*] of any excess costs.

11.6 Disputes on Changes. If the Parties cannot agree upon a change request pursuant to Sections 11.1 to 11.3 above, the matter will be referred to the Steering Committee.

Article 12

Non-Compliance

12.1 Inspection by Schering. Schering will analyze each lot of Substance, Clinical Supplies and Finished Product for compliance with the Specifications. Schering will send to Indevus a certificate of analysis and a certificate of compliance (together with any other Documentation required under the Quality Assurance Agreement) prior to each shipment of Clinical Supplies and/or Finished Product and, unless otherwise agreed to by the Parties, will not ship Clinical Supplies or Finished Product until at least ten (10) Business Days after Indevus receives such Documentation.

12.2Notice of Failure to Meet Specifications. In the event Schering discovers that any Batch or lot of Finished Product fails to conform to the Specifications or applicable Regulatory Standards, Schering will notify Indevus within two (2) Business Days, if such Batch or lot has been shipped to Indevus, of such failure to meet the Specifications or applicable Regulatory Standards, and of the nature thereof in detail, and will supply to Indevus such information related thereto as Indevus may reasonably request, including the results of all inside and outside laboratory testing and conclusions, if any. At its expense, Schering shall investigate all such failures promptly, and cooperate with Indevus in determining the cause for the failure and a corrective action to prevent future failures. In case a Batch or lot of Substance or Finished Product fails to conform to the Specifications or applicable Regulatory Standards which has not been included in Finished Product shipped to Indevus but where it reasonably could be expected to possibly have a negative impact on Indevus’ supply of Finished Product, the matter will be discussed in the Supply Team.

[*]	CONFIDENTIAL TREATMENT REQUESTED

12.3 Non-Compliance. Within thirty (30) Business Days following the receipt by Indevus or Indevus’ designee at the final distribution point in the Territory of the later of (a) a shipment of Clinical Supplies or Finished Product; or (b) the related Documentation, Indevus and/ or its designees shall have the opportunity to inspect (or to have inspected) such shipment for transport damages, shortage and, as far as reasonably practicable, any other defects and to perform quality control and acceptance testing, as required under the Quality Assurance Agreement, in order to determine whether such Clinical Supplies or Finished Product conforms to the Specifications. Indevus shall notify Schering of any such damages, shortage and other reasonably discernible defects discovered by Indevus promptly following Indevus’ discovery thereof, but in any event within such thirty (30) Business Day period.

12.4 Procedure as to Non-Compliant Goods.

12.4.1 Non-Compliant Clinical Supplies or Finished Product. Unless otherwise requested by Schering pursuant to the following sentence, Indevus shall return non-compliant Clinical Supplies or Finished Product to Schering. Schering may decide, however, to have an agent inspect such goods for non-compliance while in the possession of Indevus; Indevus shall then be responsible for storing the non-compliant Clinical Supplies or Finished Product appropriately for a reasonable period of time, not to exceed thirty (30) days. If returned to Schering, the inspection shall be made on return to Schering. If Schering accepts the Clinical Supplies or Finished Product as being non-compliant and the Clinical Supplies or Finished Product has not yet been returned to Schering, Schering shall decide whether such non-compliant Clinical Supplies or Finished Product shall be returned to Schering or destroyed, subject to applicable laws and regulations; the costs of such storage, return or destruction shall be borne by Schering. At Indevus’ option and request, Schering will (i) supply replacement Finished Product together with the relevant batch record and certificate of analysis to Indevus at no additional charge within two (2) months of notification of non-compliance pursuant to Section 12.3 above; (ii) refund the Initial Payment applicable to the non-compliant Finished Product to Indevus, or (iii) credit Indevus’ account in an amount equal to the Initial Payment for the non-compliant Finished Product.

12.4.2 Non-Compliant Documents. Schering shall immediately upon receipt of Indevus’ notification of non-compliance pursuant to Section 12.3, inspect the relevant Documentation for non-compliance. If Schering accepts such Documentation as being non-compliant, Schering shall attempt to remedy the defect by providing to Indevus compliant Documentation as soon as reasonably practical. If the defect can only be cured by sending new Clinical Supplies or Finished Product together with the relevant new batch record, certificate of analysis, and certificate of compliance, Schering will use Commercially Reasonable Efforts to supply such replacement products to Indevus at no additional charge within two (2) months of Indevus’ notification of non-compliance pursuant to Section 12.3.

12.4.3 Disputes. If there is a dispute as to whether any portion of any shipment of Clinical Supplies or Finished Product or a batch record or certificate of analysis is not in compliance, the Parties will attempt to reach a mutually acceptable resolution of the dispute. If they are unable to do so after a reasonable period of time (such period not to exceed thirty (30) days from the date of original notification), such dispute shall be resolved by having an independent, mutually acceptable, qualified third party examining the respective Clinical Supplies or Finished Product or batch record or certificate of analysis which shall be chosen by the Supply Team or the Steering Committee. If this third party finds the Clinical Supplies or Finished Product or batch record or certificate of analysis as being non-compliant, Section 12.4.1 Sentences 4 and 5 and Section 12.4.2 Sentences 2 and 3 shall apply. Any out-of-pocket costs relating to the third party examination shall be borne by the Party which claimed compliance or non-compliance incorrectly.

Article 13

Representations and Warranties

13.1 General Representations. Each Party hereby represents and warrants to the other Party as follows:

13.1.1 Such Party is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated;

13.1.2 Such Party has the corporate power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder and the execution, delivery and performance by such Party of this Agreement have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, binding obligation, enforceable against such Party in accordance with its terms except as enforceability may be limited by (A) any applicable bankruptcy, insolvency, reorganization, moratorium or similar law affecting creditor’s rights generally, or (B) general principles of equity, whether considered in a proceeding in equity or at law;

13.1.3 All necessary consents, approvals and authorizations of all governmental authorities and other persons required to be obtained by such Party in connection with this Agreement have been obtained; and

13.1.4 The execution and delivery of this Agreement and the performance of such Party’s obligations hereunder (a) do not conflict with or violate any requirement of applicable laws or regulations or any judgment, injunction, decree, determination or award presently in effect having applicability to it, and (b) do not conflict with, or constitute a default under, any agreement of such Party with any Third Party.

13.2 Additional Schering Representations and Warranties. Schering hereby represents and warrants to Indevus that:

13.2.1 Clinical Supplies or Finished Product (as applicable) will have been Manufactured in compliance with all applicable laws and regulations, including, without limitation, the applicable provisions of the Act and regulations thereunder relating to Manufacture, supply and Product hereunder, including, without limitation, Current Good Manufacturing Practices, and in compliance with the specific U.S. regulatory approvals regarding Clinical Supplies or Finished Product and such quality assurance and quality control practices as are standard in the US pharmaceutical manufacturing industry;

13.2.2 Clinical Supplies or Finished Product (as applicable) shall conform to the then current Specifications at the time of delivery to carrier and shall continue to conform thereto for the shelf-life approved by FDA;

13.2.3 Clinical Supplies or Finished Product (as applicable) will conform to all covenants and obligations of Schering contained in this Agreement and the Quality Assurance Agreement (as applicable), each as may be amended from time to time by mutual agreement of the Parties;

13.2.4 neither Schering nor any of its Subcontractors or any of their respective employees engaged in performing Schering’s obligations under this Agreement, is, nor shall it or any of such individuals be at the time of performing any of the activities to be performed by Schering hereunder, disqualified or debarred by the FDA for any purpose pursuant to 21 U.S.C Section 355a; and

13.2.5 Clinical Supplies or Finished Product (as applicable) shall not be manufactured in violation of any applicable federal, state or local laws or regulations applicable to Product for use in the Territory, in either the Territory or in the country of Manufacture.

13.3 Effect of Representations and Warranties. It is understood that if the representations and warranties made by a Party under this Article 13 are not true and accurate, and the other Party incurs damages, liabilities, costs or other expenses as a result, the Party making such representations and warranties shall indemnify and hold the other Party harmless from and against any such damages, liabilities, costs or other expenses incurred as a result.

13.4 Disclaimer. EXCEPT AS SET FORTH ABOVE, SCHERING MAKES NO OTHER WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, CONCERNING ITS PERFORMANCE HEREUNDER, INCLUDING ANY WARRANTY OR MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO CLINICAL SUPPLIES OR FINISHED PRODUCT.

Article 14

Indemnification

14.1 Schering. Schering shall indemnify, defend and hold harmless Indevus and its directors, officers, employees, agents, successors and assigns (each a “Indevus Indemnitee”) from and against any and all liabilities, damages, losses, costs or expenses (including reasonable attorneys' and professional fees and other expenses of litigation and/or arbitration) (a “Liability”) resulting from a claim, suit or proceeding, including a product liability claim (“Claim”), made or brought by a Third Party against an Indevus Indemnitee arising out of, attributable to, or based on any claims alleging (i) any breach by Schering of the representations and warranties set forth in Section 13.1 or 13.2 except to the extent caused by the negligence or willful misconduct of Indevus; or (ii) the negligence or willful misconduct by Schering or any designee of Schering in exercising or performing any of Schering’s rights or obligations under this Agreement.

14.2 Indevus. Indevus shall indemnify, defend and hold harmless Schering and its directors, officers, employees, agents, successors and assigns (each a “Schering Indemnitee”) from and against any and all liabilities, damages, losses, costs or expenses (including reasonable attorneys' and professional fees and. other expenses of litigation and/or arbitration) (a “Liability”) resulting from a claim, suit or proceeding including a product liability claim (a “Claim”), made or brought by a Third Party against a Schering Indemnitee, arising out of, attributable to, or based on any claims alleging (i) any breach by Indevus of the representations and warranties set forth in Section 13.1, or (ii) any development, testing, importation, use, marketing, promotion, offer for sale, sale or other distribution of any Product by Indevus or its Affiliates and Sublicensee; except in each case to the extent caused by the negligence or willful misconduct of Schering.

14.3 Procedure. In the event that any Indemnitee intends to claim indemnification under this Article 14 it shall promptly notify the other Party (the “Indemnitor”) in writing of such alleged Liability. Failure to provide prompt notice shall not relieve any Party of the duty to defend or indemnify unless such failure materially prejudices the defense of any matter. The Indemnitor shall have the sole right to control the defense and settlement thereof provided, however, that an Indemnitor shall not, without the written consent of the other Party, as part of any settlement or compromise (i) admit to liability on the part of the other Party; (ii) agree to an injunction against the other Party; or (iii) settle any matter in a manner that separately apportions fault to the other Party. The Parties further agree that as part of the settlement of any indemnified Claim, unless otherwise agreed by the Indemnitees, an Indemnifying Party shall use Commercially Reasonable Efforts to obtain a full, complete and unconditional release from the claimant on behalf of the Indemnitees. The Indemnitee shall cooperate with the Indemnitor and its legal representatives in the investigation of any action, claim or liability covered by this Article 14, the Indemnitee shall have a reasonable opportunity to participate in decision-making with respect to the strategy of such defense, and the Parties shall reasonably cooperate with each other in connection with the implementation thereof. The Indemnitee shall not, except at its own cost, voluntarily make any payment or incur any expense with respect to any Claim without the prior written consent of the Indemnitor, which the Indemnitor shall not be required to give. Actions taken by the Indemnitor hereunder shall be without prejudice to the Indemnitor’s right to contest the Indemnitee’s right to indemnification and subject to refund in the event the Indemnitor is ultimately held not to be obligated to indemnify the Indemnitee.

14.4 Survival. This Article 14 shall survive expiry or termination of this Agreement for any reason.

Article 15

Confidentiality

15.1 Confidential Information. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing, the Parties agree that the receiving Party shall keep confidential and shall not publish or otherwise disclose to any Third Party or use for any purpose other than as provided for in this Agreement any Know-how and other information and materials furnished to it by the other Party pursuant to this Agreement, or any provisions of this Agreement that are the subject of an effective order of the SEC granting confidential treatment (collectively “Confidential Information”), except to the extent that it can be established by the receiving Party that such Confidential Information:

15.1.1 is or becomes public or available to the general public otherwise than through the act or default of the receiving Party;

15.1.2 is obtained by the receiving Party from a Third Party who is lawfully in possession of such Confidential Information and is not subject to an obligation of confidentiality or non-use owed to the disclosing Party or others;

15.1.3 is previously known to the receiving Party prior to disclosure to the receiving Party by the disclosing Party under this Agreement, as shown by written evidence, and is not obtained or derived directly or indirectly from the disclosing Party;

15.1.4 is disclosed by the receiving Party pursuant to the requirement of law, provided that the receiving Party has complied with the provisions set forth in Section 15.3; or

15.1.5 is independently developed by the receiving Party without the use of or reliance on any Confidential Information provided by the disclosing Party hereunder, as shown by contemporaneous written evidence.

15.2 Public Domain. For the purposes of this Agreement, specific information disclosed as part of the Confidential Information shall not be deemed to be in the public domain or in the prior possession of the receiving Party merely because it is embraced by more general information in the public domain or by more general information in the prior possession of the receiving Party.

15.3 Legal Disclosure. If the receiving Party becomes legally required to disclose any Confidential Information provided by the disclosing Party, the receiving Party will give the disclosing Party prompt notice of such fact so that the disclosing Party may seek to obtain a protective order or other appropriate remedy concerning such disclosure and/or waive compliance with the non-disclosure provision of this Agreement. The receiving Party will reasonably cooperate with the disclosing Party in connection with the disclosing Party’s efforts to obtain any such order or other remedy. If any such order or other remedy does not fully preclude disclosure or the disclosing Party waives such compliance, the receiving Party will make such disclosure only to the extent that such disclosure is legally required and will use its reasonable efforts to have confidential treatment accorded to the disclosed Confidential Information.

15.4 Permitted Use and Disclosures. Each Party hereto may use or disclose Confidential Information disclosed to it by the other Party to the extent such use or disclosure is reasonably necessary in complying with applicable governmental regulations or otherwise submitting information to Regulatory Authorities, tax or other governmental authorities, conducting Pre-clinical Development or Clinical Development, or otherwise exercising its rights hereunder. If a Party is required to make any such disclosure of another Party's Confidential Information, other than pursuant to a confidentiality agreement, it will give reasonable advance notice to the latter Party of such disclosure and, save to the extent inappropriate in the case of patent applications, will use its reasonable efforts to secure confidential treatment of such Confidential Information prior to its disclosure (whether through protective orders or otherwise).

15.5 Public Disclosure. Except as otherwise required by law or set forth herein, neither Party shall issue a press release or make any other public disclosure of the terms of this Agreement without the prior approval of such press release or public disclosure. Each Party shall submit any such press release or public disclosure to the other Party to review and approve any such press release or public disclosure, which approval shall not be unreasonably withheld or delayed. If the receiving Party does not respond within forty-eight (48) hours from submission, the press release or public disclosure shall be deemed approved. In addition, if a public disclosure is required by law, including without limitation in a filing with the SEC, the disclosing Party shall provide copies of the disclosure forty-eight (48) hours prior to such filing or other disclosure for the non-disclosing Party's prior review and comment, provided, however that such right of review and comment shall only apply for the first time that specific information is to be disclosed, and shall not apply to the subsequent disclosure of substantially similar information that has previously been disclosed unless there have been material developments relating to Product since the date of the previous disclosure.

15.6 Confidential Terms. Except as expressly provided herein, each Party agrees not to disclose any terms of this Agreement to any Third Party without the consent of the other Party which consent shall not be unreasonably withheld or delayed; except that disclosures may be made as required by securities or other applicable laws, or to actual or prospective investors or corporate partners, or to a Party's accountants, attorneys and other professional advisors and that Indevus may file this Agreement as an exhibit to any filing with the SEC and may distribute any such filing in the ordinary course of its business, provided, however, that to the maximum extent allowable by SEC rules and regulations, the Parties shall be obligated to maintain the confidentiality obligations set forth herein.

15.7 Publications. Each Party acknowledges the other Party's interest in publishing its results related to Product to obtain recognition within the scientific community and to advance the state of scientific knowledge. Each Party also recognizes the mutual interest in obtaining valid patent protection and in protecting business interests and trade secret information. Accordingly, neither Party shall submit for written or oral publication any manuscript, abstract or the like relating to Product without the prior approval of the other Party. Any Party proposing to submit such publication shall deliver the proposed publication or an outline of the oral disclosure at least thirty (30) Business Days prior to planned submission or presentation (three (3) Business Days review in the case of meeting abstracts or similar presentations which do not contain Confidential Information of Schering). At the reasonable request of the other Party, the submission of such publication may be delayed such that any issues of patent protection may be addressed. In the absence of any such request, upon expiration of the applicable period referred to in this Section 15.7 the publishing Party shall be free to proceed with the publication or presentation. If the other Party requests modifications to the publication, the publishing Party shall edit such publication to prevent disclosure of trade secret or proprietary business information prior to submission of the publication or presentation. The contribution of each Party, if any, shall be noted in all publications or presentations by acknowledgment or co-authorship, whichever is appropriate.

15.8	Survival. This Article 15 will survive expiry or termination of this Agreement for any reason.

Article 16

Term and Termination

16.1Term. This Agreement shall commence as of the Effective Date and, unless sooner terminated as provided herein, shall continue in effect until the expiry of the [*] as defined in the License Agreement.

[*]	CONFIDENTIAL TREATMENT REQUESTED

16.2 Termination for Cause. Failure of Indevus or Schering to comply with any of the respective material obligations and conditions contained in this Agreement shall entitle the other Party to give the Party in default notice requiring it to cure such default. If such default is not cured within ninety (90) days after receipt of such notice, the notifying Party shall be entitled (without prejudice to any of its other rights conferred on it by the Agreement) to terminate this Agreement by giving a notice to take effect immediately. Notwithstanding the foregoing, in the event of a non-monetary default, if the default is not reasonably capable of being cured within the ninety (90) day cure period by the defaulting Party and such defaulting Party is making a good faith effort to cure such default, the notifying Party may not terminate this Agreement, provided however, that the notifying Party may terminate this Agreement if such default is not cured within one hundred and eighty (180) days of such original notice of default. The right of either Party to terminate this Agreement as herein above provided shall not be affected in any way by its waiver of, or failure to take action with respect to, any previous default.

16.3 Termination for Change of Control. Schering shall be entitled to terminate the Agreement upon written notice to Indevus within ninety (90) days after a Change of Control of Indevus if a direct competitor with respect to Product in the Field in the Territory acquires control over Indevus.

16.4 Termination for Insolvency. If voluntary or involuntary proceedings by or against a Party are instituted in bankruptcy or under any insolvency law, or a receiver or custodian is appointed for such Party, or proceedings are instituted by or against such Party for corporate reorganization or the dissolution of such Party, which proceedings, if involuntary, shall not have been dismissed within sixty (60) days after the date of filing, or if such Party makes an assignment for the benefit of creditors, or substantially all of the assets of such Party are seized or attached and not released within sixty (60) days thereafter, the other Party may immediately terminate this Agreement effective upon notice of such termination.

16.5 Indevus Rights Not Affected. All rights and licenses granted pursuant to this Agreement are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the Bankruptcy Code licenses of rights to “intellectual property” as defined under Section 101(35A) of the Bankruptcy Code. The Parties agree that each Party shall retain and may fully exercise all of their respective rights, remedies and elections under the Bankruptcy Code. The Parties further agree that, in the event of the commencement of a bankruptcy or reorganization case by or against a Party under the Bankruptcy Code, the other Party shall be entitled to all applicable rights under Section 365 (including 365(n)) of the Bankruptcy Code. Upon rejection of this Agreement by a Party or a trustee in bankruptcy for such Party, pursuant to Section 365(n), the other Party may elect (i) to treat this Agreement as terminated by such rejection or (ii) to retain its rights (including any right to enforce any exclusivity provision of this Agreement) to intellectual property (including any embodiment of such intellectual property) under this Agreement and under any agreement supplementary to this Agreement for the duration of this Agreement and any period for which this Agreement could have been extended by such other Party. Upon written request to the trustee in bankruptcy or bankrupt Party, the trustee or Party, as applicable, shall (i) provide to the other Party any intellectual property (including such embodiment) held by the trustee or the bankrupt Party and shall provide to the other Party a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property and (ii) not interfere with the rights of the other Party to such intellectual property as provided in this Agreement or any agreement supplementary to this Agreement, including any right to obtain such intellectual property (or such embodiment or duplicates thereof) from a Third Party.

16.6 Effect of Termination and Expiration.

16.6.1 Accrued Rights and Obligations. Termination of this Agreement for any reason shall not release any Party hereto from any liability which, at the time of such termination, has already accrued to the other Party or which is attributable to a period prior to such termination nor preclude either Party from pursuing any rights and remedies it may have hereunder or at law or in equity with respect to any breach of this Agreement. It is understood and agreed that monetary damages may not be a sufficient remedy for any breach of this Agreement and that the non-breaching Party may be entitled to injunctive relief as a remedy for any such breach.

16.6.2 Survival. The rights and obligations set forth in this Agreement shall extend beyond the term or termination of this Agreement only to the extent expressly provided for herein, or to the extent that the survival of such rights or obligations are necessary to permit their complete fulfillment or discharge.

Article 17

Miscellaneous

17.1 Entire Agreement. This Agreement, together with its Schedules (including the portions of the License Agreement incorporated by reference herein) constitutes the entire agreement, both written and oral, between the Parties with respect to the subject matter hereof, and all prior agreements respecting the subject matter hereof, either written or oral, expressed or implied, are merged and canceled, and are null and void and of no effect. No amendment or change hereof or addition hereto shall be effective or binding on either of the Parties hereto unless reduced to writing and duly executed on behalf of both Parties.

17.2 Assignment. This Agreement and any rights and obligations hereunder shall not be assignable by either Party to any Third Party hereto without the written consent of the other Party which consent shall not be unreasonably withheld or delayed; except that either Party may assign this Agreement, without such consent, to an entity that acquires all or substantially all of its business or assets to which this Agreement pertains, whether by merger, reorganization, acquisition, sale, or otherwise. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and assigns. Any successor or permitted assignee shall assume all obligations of its assignor under this Agreement. Any purported assignment not is accordance with this Section 17.2 shall be null and void and of no legal effect.

17.3 Independent Contractors. The relationship of the Parties hereto is that of independent contractors. The Parties hereto are not deemed to be agents, partners or joint ventures of the others for any purpose as a result of this Agreement or the transactions contemplated thereby.

17.4 Notices. All notices, requests and other communications hereunder shall be in writing and shall be personally delivered or sent by telecopy or other electronic facsimile transmission (and promptly confirmed by personal delivery, registered or certified mail or overnight courier) or by registered or certified mail, return receipt requested, postage prepaid, or sent by internationally-recognized overnight courier, in each case to the respective address specified below, or such other address as may be specified in writing to the other Party hereto:

If to Schering:	If to Indevus:

Schering Aktiengesellschaft 13342 Berlin Germany Attn. Legal Department Fax-No. +49-30-46814086	Indevus Pharmaceuticals, Inc. 33 Hayden Avenue, Lexington, MA 02421 USA Attn. Glenn L. Cooper, M.D. Fax-No. +1-781-862-3859

17.5 Force Majeure. Neither Party shall lose any rights hereunder or be liable to the other Party for damages or losses (except for payment obligations) on account of failure of performance by the defaulting Party if the failure is occasioned by war, strike, fire, Act of God, terrorism, earthquake, flood, lockout, embargo, governmental acts or orders or restrictions or delays or failures to act, failure of suppliers, or any other reason where failure to perform is beyond the reasonable control and not caused by the negligence, intentional conduct or misconduct of the non-performing Party and the non-performing Party has exerted Commercially Reasonable Efforts to overcome such force majeure; provided, however, that in no event shall a Party be required to settle any labor dispute or disturbance.

17.6 Severability. In the event that any provisions of this Agreement are determined to be invalid or unenforceable, the remainder of the Agreement shall remain in full force and effect without said provision unless the absence of the invalidated provision(s) adversely affects the substantive rights of the Parties. In such event the Parties shall, in good faith, negotiate a substitute valid provision for any provision declared invalid or unenforceable, which shall most nearly approximate the economic effect and intent of the invalid provision that it can be reasonably assumed that the Parties would have entered into this Agreement with the substituted provision. The same shall apply in case of an omission.

17.7 Waiver. It is agreed that no waiver by either Party hereto of any breach or default of any of the covenants or agreements herein set forth shall be deemed a waiver as to any subsequent and/or similar breach or default.

17.8 Compliance with Laws. Each Party shall furnish to the other Party any information requested or required by that Party during the term of this Agreement or any extensions hereof to enable that Party to comply with the requirements of any government agency.

17.9 Further Assurances. At any time or from time to time on and after the date of this Agreement, either Party shall at the request of the other Party hereto (i) deliver to the requesting Party any records, data or other documents consistent with the provisions of this Agreement, (ii) execute, and deliver or cause to be delivered, all such consents, documents or further instruments of transfer or license, and (iii) take or cause to be taken all such actions, as the requesting Party may reasonably deem necessary in order for the requesting Party to obtain the full benefits of this Agreement and the transactions contemplated hereby.

17.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, US, without giving effect to the choice of laws provisions thereof.

17.11 Dispute Resolution.

17.11.1 The Parties agree to attempt initially to solve all claims, disputes, or controversies arising under, out of, or in connection with this Agreement (a “Dispute”) by conducting good faith negotiations. Any Disputes which cannot be resolved by good faith negotiation within sixty (60) days, shall be referred, by written notice from either Party to the other, to the Chief Executive Officer of Indevus and the Head of the Global Business Unit Gynecology & Andrology of Schering. Such persons shall negotiate in good faith to achieve a resolution of the Dispute referred to them within thirty (30) days after such notice is received by the Party to whom the notice was sent. If such persons are unable to settle the Dispute between them within thirty (30) days, they shall so report to the Parties in writing. The Dispute shall then be referred to mediation as set forth in the following subsection 17.11.2.

17.11.2 Upon the Parties receiving the report of the persons referred to in subsection 17.11.1 that the Dispute referred to them pursuant to subsection 17.11.1 (a) has not been resolved, the Dispute may be referred to mediation by written notice from either Party to the other. The mediation shall be conducted pursuant to the mediation rules of the American Arbitration Association (“AAA”). In the event Indevus is the claimant, the mediation shall be held in London, England; in the event Schering is the claimant, the mediation shall be held in New, York, New York, US. If the Parties have not reached a settlement within sixty (60) days of the date of the notice of mediation, the Dispute may be referred to arbitration pursuant to subsection 17.11.3.

17.11.3 If, after the procedures set forth in subsections 17.11.1 and 17.11.2, the Dispute has not been resolved, and if a Party decides to institute arbitration proceedings, it shall give written notice to that effect to the other Party. The Parties shall refrain from instituting the arbitration proceedings for a period of sixty (60) days following such notice. During such period, the Parties shall continue to make good faith efforts to amicably resolve the dispute without arbitration. If the Parties have not reached a settlement during that period the arbitration proceedings shall go forward and be conducted in accordance with the then applicable commercial arbitration rules of the AAA except where modified herein. Each such arbitration shall be conducted by a panel of three arbitrators with appropriate experience in the biotechnology or pharmaceutical industry: one arbitrator shall be appointed by each of Schering and Indevus and the third arbitrator, who shall be the Chairman of the tribunal, shall be appointed by the two Party-appointed arbitrators. In the event Indevus is the claimant, the arbitration shall be held in London, England; in the event Schering is the claimant, the arbitration shall be held in New York, New York, US. The arbitrators shall have the authority to grant specific performance. Any award so rendered shall be final and binding and judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based on such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Each Party shall bear its own costs and expenses incurred in connection with any arbitration proceeding and the Parties shall equally share the costs of the mediation and arbitration levied by the AAA. Any mediation or arbitration proceeding entered into pursuant to this Section 17.11 shall be conducted in the English language.

17.12 Headings. The captions to the several Sections and Articles hereof are not a part of this Agreement, but are included merely for convenience of reference only and shall not affect its meaning or interpretation.

17.13 Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original and which together shall constitute one instrument.

IN WITNESS WHEREOF Schering and Indevus have executed this Agreement by their respective duly authorized representatives.

Schering Aktiengesellschaft		Indevus Pharmaceuticals, Inc.
Date		Date

By:	/s/ Klaus Bril	By:	/s/ Glenn L. Cooper, M.D.
Print Name:	Klaus Bril	Print Name:	Glenn L. Cooper, M.D.
Title:	Head of Portfolio Management GBU Gynecology & Andrology	Title:	Chairman and Chief Executive Officer

By:	/s/ Dr. Hans-Joachim Riedel
Print Name:	Dr. Hans-Joachim Riedel
Title:	Head of Commercial Cooperations

SCHEDULE 1.1

[*]

[*]	CONFIDENTIAL TREATMENT REQUESTED

SCHEDULE 1.2

[*]

[*]	CONFIDENTIAL TREATMENT REQUESTED

SCHEDULE 1.6

[*]

[*]	CONFIDENTIAL TREATMENT REQUESTED

SCHEDULE 1.48

Quality Assurance Agreement

by and between

SCHERING AKTIENGESELLSCHAFT

Müllerstraße 178

13353 Berlin

Germany

(hereinafter referred to as “SCHERING”)

and

INDEVUS PHARMACEUTICALS, INC.

33 Hayden Avenue

Lexington, MA 02421

U.S.A.

(hereinafter referred to as “INDEVUS”)

Preamble

This Quality Assurance Agreement (hereinafter “QAA”) effective as of _____, 2006 (the “Effective Date”) defines the conditions to be fulfilled by SCHERING and INDEVUS in order to ensure that all aspects of the Manufacture of Substance and Finished Product under the Manufacturing and Supply Agreement between the Parties dated as of the Effective Date (the “MSA”) are carried out in accordance with the Specifications and applicable DMF(s), Current Good Manufacturing Practices and applicable Regulatory Standards, and established Testing Standards and Manufacturing Description(s) (each as defined herein or in the MSA).

§ 1 Definitions

“Annual Product Review” shall mean an annual evaluation of the quality standards of the Substance and Finished Product in order for the Parties to jointly determine if changes in Specifications, manufacturing or testing procedures are necessary.

“Executed Batch Record” shall mean production and control records prepared for each batch of Finished Product produced and shall include complete information relating to the production and control of each batch.

“Master Batch Record” shall mean written procedures for production and process control designed to assure that Finished Product has the identity, strength, quality, and purity they purport or are represented to possess and is used to ensure uniformity from batch to batch.

“Manufacturing Descriptions” shall mean the written descriptions of Manufacturing set forth in Appendix 2.

“Packaging Components” shall mean any material employed in the packaging, including Final Packaging, of a medicinal product, excluding any outer packaging used for transportation or shipment. Packaging components are referred to as primary or secondary according to whether or not they are intended to be in direct contact with the product.

“Starting Material” shall mean the Substance and any other material used in the production of Finished Product, but excluding Packaging Components.

“Testing Standards” shall mean the written description of the testing methods as specified in Appendix 1.

All capitalized terms not defined herein but defined in the MSA shall have the same meanings as ascribed to them in the MSA.

§ 2 Subject Matter of the QAA

The subject-matter of this QAA is to ensure that all aspects of the Manufacture of Substance and Finished Product under the MSA are carried out in accordance with the Specifications and applicable DMF(s), cGMP regulations and applicable Regulatory Standards, and the established Testing Standards and Manufacturing Description(s).

This QAA governs the rights, duties and responsibilities of SCHERING and INDEVUS regarding the Manufacture of Substance and Finished Product.

The appendices mentioned in this QAA, and all documents to which reference is made in the appendices shall become an integral part of this QAA.

SCHERING may comply with any and all obligations under this QAA through a Subcontractor provided that SCHERING is entitled to subcontract the respective activity to a Subcontractor pursuant to Section 2.8 of the MSA.

§ 3 Quality System; Validation

SCHERING confirms that it is maintaining (and shall continue to maintain) an effective pharmaceutical quality system to ensure that the Substance and Finished Product are Manufactured according to the Specifications and applicable DMFs and with cGMP regulations and applicable Regulatory Standards.

SCHERING will validate all processes, methods, equipment, utilities, facilities and computers used in the Manufacture, formulation, Final Packaging, storage, testing, Packing and shipment of Finished Product in conformity with cGMP regulations, especially US federal regulation 21CFR211.194(a)(2), and as required by applicable Regulatory Standards so as to ensure that Manufacturing is able to commence in accordance with such regulations and standards and in conformity with the Specifications and applicable DMFs.

SCHERING declares that it is in possession of the Manufacturing authorization(s) necessary to carry out Manufacture at the time of entering into this QAA. SCHERING will ensure that this authorization is retained unconditionally during the term of this QAA and the MSA and will prove such authorization to INDEVUS when required by submitting relevant documentation to INDEVUS.

§ 4 Instructions for the Manufacture

SCHERING will Manufacture Substance and Finished Product in conformity with the Specifications and applicable DMFs, with cGMP regulations and applicable Regulatory Standards, with the Manufacturing Description(s) and with the Testing Standards.

§ 5 Manufacture of Substance and Finished Product

Those employees of the Parties named as responsible persons for Manufacture, quality assurance, quality control and Finished Product release as well as employees named as contact partners in the logistics function are specified in Appendix 4. Both Parties must be informed immediately in writing of any changes in the fields of responsibility of the responsible persons and/or contact partner, should these occur.

The pharmaceutical responsibilities of the Parties shall be as set out in Appendix 5.

§ 5.1. Quality Control and Sampling

During Manufacture of Substance and Finished Product(s), SCHERING will draw representative samples according to cGMP.

SCHERING will sample, store and maintain appropriate reserve samples (identified by Batch number) (the “Reserve Samples”) of (a) Finished Product, (b) all Substance used in the production of Finished Product, and (c) all key raw materials used to Manufacture Substance and Finished Product, in accordance with cGMPs and other US federal requirements including 21CFR211.170(b) and in each case with respect to quantities determined by accepted statistical procedures and stored under conditions and in the same immediate container-closure system as defined in the Specifications and applicable DMFs.

The Reserve Samples shall also be visually inspected at least once a year for evidence of deterioration, recording the results of such inspection, as required by cGMP regulations, especially US federal regulation 21CFR211.170(b). Release testing will be performed according to the Specifications and applicable DMFs and to Testing Standards.

Reserve Samples of Starting Materials will be stored until at least one year after the expiration date of the last Batch of the Finished Product produced from them. Reserve Samples of every Batch of Finished Product shall be kept for one year after the expiration date of the respective Batch and in sample quantities of at least twice the quantity necessary for testing to determine whether Substance in the Finished Product meets its established Specifications as defined in the NDA and applicable DMFs, and as required by cGMP regulations, especially US federal regulation 21CFR211.170(a).

SCHERING shall provide INDEVUS and any Regulatory Authority with reasonable access to and portions of the Reserve Samples for testing and other purposes upon reasonable request of INDEVUS.

§ 5.2. Batch Documentation

SCHERING will document the conduct of all the procedural steps stipulated in the Manufacturing Description as well as all in-process controls in Batch-specific records as customarily kept by SCHERING. SCHERING will provide INDEVUS with timely notification of all significant deviations, notes to file, and other deficiencies that may reasonably be expected to impact the quality of the Finished Product, as well as all FDA correspondence regarding testing, Manufacture, Final Packaging, or Packing of the Finished Product. SCHERING will provide INDEVUS with a complete copy of the Executed Batch Records of the first [*] Batches of Finished Product. An English version of the Master Batch Record for Finished Product will be provided to INDEVUS. Such records will be provided to INDEVUS prior to shipment of such Batches in accordance with the provisions of Section 5.6 of the MSA.

The records must be accompanied by a Certificate of Compliance (COC) and a Certificate of Analysis (COA) for the Substance used in Finished Product and the Finished Product. Deviation and Out of Specification (OOS) reports will be included if applicable, which detail in writing any problems and deviations within the Manufacturing process and analytical testing. The accompanying COC, COA, and deviation and OOS reports will be provided in English.

All additional Batches will be accompanied by some pages of the Executed Batch Record mutually agreed between the Parties, the COA and the COC for Substance used in Finished Product and for Finished Product, and, if applicable, deviation and OOS reports.

SCHERING will retain the complete Batch documentation for at least [*] after the expiration date of the respective Batch as required by cGMP regulations, especially US federal regulation 21CFR211.180. SCHERING will provide these records to INDEVUS on reasonable request.

SCHERING will present Manufacturing and testing documentation to Regulatory Authorities upon request as appropriate and in the manner required by cGMP regulations, especially US federal regulation 21CFR211.180(c) and (d). To the extent not covered by this Section 5.2, the provisions of Section 6.2 of the MSA shall also govern any records and Documentation.

§ 5.3. Final Packaging; Packing for Shipment

Final Packaging and Packing for shipment shall be governed by Section 5.1 of the MSA which is hereby incorporated by reference herein, as if stated herein, in its entirety.

§ 5.4. Release of Finished Product(s)

SCHERING will release the Finished Product for shipment to INDEVUS’ designee, in accordance with Section 5.6 of the MSA, under SCHERING’s procedures in accordance with the Specifications and applicable DMFs, cGMP regulations, especially US federal regulation 21CFR211.165, applicable Regulatory Standards, and established Testing Standards and Manufacturing Description(s).

INDEVUS shall have the right to inspect (or to have inspected) such shipment for transport damages, shortage and, as far as reasonably practicable, any other defects, and to perform quality control and acceptance testing as set forth in the MSA.

[*]	CONFIDENTIAL TREATMENT REQUESTED

§ 6 Stability Testing

SCHERING shall be responsible for conducting the stability testing of the Substance and of the Finished Product in conformity with cGMP regulations, especially US federal regulation 21CFR211.166 and ICH guidance Q1A through F, and with applicable Regulatory Standards, the established Testing Standards and the stability study protocol as laid out in Appendix 3.

§ 7 Change Management

Change management shall be governed by Article 11 of the MSA, which is hereby incorporated by reference herein, as if stated herein, in its entirety.

§ 8 Annual Product Review

Following consultation with INDEVUS SCHERING will perform an Annual Product Review of the quality standards of the Finished Product and to determine the need for changes in product Specifications or Manufacturing or control procedures, in conformity with cGMP regulations, especially US federal regulation 21CFR211.180(e). The content of the Annual Product Review will be agreed to by both INDEVUS and SCHERING.

§ 9 Inspections and Quality Audits

INDEVUS is entitled to conduct inspections and audits of the SCHERING facilities in which Substance and Product are Manufactured, including all quality control procedures and documentation, at normal business hours upon [*] prior written announcement. Inspections shall not be more than [*], unless there are important and objective reasons for additional inspections. Requests for such additional inspections will be accommodated in a timely manner and with reasonable advance notice.

SCHERING will permit inspections by the FDA at any time upon request. SCHERING shall notify INDEVUS of the FDA inspections on a timely basis. SCHERING will provide written information regarding outcomes of the FDA inspections and copies of observations. Responses to observations of the FDA resulting from inspections specific to the Substance and Finished Product will be agreed between SCHERING and INDEVUS to the extent any DMF relating to the Manufacture of Finished Product to INDEVUS or the NDA is affected. To the extent not covered by this Section 9, the provisions of Section 6.3 of the MSA shall also govern any inspections by the FDA.

§ 10 Complaints from the Market

INDEVUS will forward to SCHERING Finished Product complaints about the quality of the Finished Product(s) after confirming by investigation the details and authenticity. All authenticated complaints shall be forwarded to SCHERING for internal investigation; all other complaints, and the results of investigation determining same, will be maintained by INDEVUS and forwarded to SCHERING upon request. For authenticated complaints SCHERING shall review without undue delay the respective Batch documentation, carry out tests to clarify the cause of such a complaint, its alleged technical defect and present INDEVUS with a response

[*]	CONFIDENTIAL TREATMENT REQUESTED

summarizing the results of such investigation. The final response has to be sent to INDEVUS within [*] of receipt of the Finished Product complaint. For Finished Product complaints where the nature of the complaint is such that patient safety could be put at risk, preliminary investigation statements must be available within [*] of receipt, a final statement must be written without any undue delay, within [*] at the latest. The final response must also include details on the confirmed or assumed causes of technical defect(s). SCHERING shall be responsible for the appropriate measures to prevent the re-occurrence of any such defects and report such measures in the final response.

If for any reason items remain outstanding, SCHERING will provide periodic progress updates. SCHERING and INDEVUS shall agree on the frequency on a case by case basis.

§ 11 Recalls and Other Corrective Actions

Recalls and other corrective actions shall be governed by Section 6.4 of the MSA, which is hereby incorporated by reference herein, as if stated herein, in its entirety.

§ 12 Amendments

This QAA and the Appendices hereto may be revised from time to time, but only upon mutual written agreement of the Parties.

§ 13 Other Provisions

The terms of this QAA are intended to supplement (but not limit) the terms of the MSA, and with regard to all other issues not mentioned herein including, but not limited to confidentiality, term and termination, assignment and severability the respective provisions of the MSA shall apply. In case of ambiguities between this QAA and the MSA, the latter shall prevail.

Berlin,

INDEVUS	SCHERING

	Fr. Dr. Lehne	Hr. Dr. Höfert

[*]	CONFIDENTIAL TREATMENT REQUESTED

List of Appendices

to the Quality Assurance Agreement

between INDEVUS and SCHERING

• Specification(s), Testing Standard(s) for Substance and Finished Products	Appendix 1

• Manufacturing Description	Appendix 2

• Stability Study Protocol for Finished Product	Appendix 3

• List of responsible persons and named contact partner	Appendix 4

• Pharmaceutical responsibilities	Appendix 5

Appendix 1

to the Quality Assurance Agreement between SCHERING and INDEVUS

Specification(s), Testing Standard(s) for Substance and Finished Product(s)

[*]

[*]	CONFIDENTIAL TREATMENT REQUESTED

Appendix 2

to the Quality Assurance Agreement between SCHERING and INDEVUS

Manufacturing Description

[*]

[*]	CONFIDENTIAL TREATMENT REQUESTED

Appendix 3

to the Quality Assurance Agreement between SCHERING and INDEVUS

Stability Study Protocol for Finished Product(s)

[*]

[*]	CONFIDENTIAL TREATMENT REQUESTED

Appendix 4

to the Quality Assurance Agreement between SCHERING and INDEVUS

List of responsible persons and named contact partner:

[*]

[*]	CONFIDENTIAL TREATMENT REQUESTED

Appendix 5

to the Quality Assurance Agreement between SCHERING and INDEVUS

Pharmaceutical responsibilities

[*]

[*]	CONFIDENTIAL TREATMENT REQUESTED

SCHEDULE 4.3

[*]

[*]	CONFIDENTIAL TREATMENT REQUESTED

SCHEDULE 8.2.2

[*]

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Indevus Pharmaceuticals, Inc. Attn.: Glenn L. Cooper, M.D. Chairman, President and CEO 33 Hayden Avenue Lexington, MA 02421			Schering AG

USA			E:

			T:	+49.30.468-
				+49.30.468-	11 11
			F:	+49.30.468-

Your Ref.	Your letter dated	Our Ref. (please indicate when replying)	Date

		RA/vB (6v2509_1)	2006-10-17

Schering/Indevus – License Agreement (Validation Batches)

Dear Dr. Cooper,

Reference is made to the License Agreement between Schering Aktiengesellschaft („Schering“) and Indevus Pharmaceuticals, Inc. (“Indevus”) dated July 28, 2005 (as amended by the side letter dated February 20, 2006 – “License Agreement”) and the discussions regarding the manufacture and usage of the validation batches. This letter sets forth the terms and conditions for such activities.

1.	Indevus requests and Schering agrees to manufactures a set of [*] batches for the Product [*], containing a fill volume of [*] filled with a solution of the Substance as active pharmaceutical ingredient and excipients [*] for intramuscular injection whereby each ml solution contains [*] Substance corresponding to [*] testosterone and each [*] with [*] solution for injection contains [*] Substance [*] These [*] validation batches for [*] will be manufactured from [*] of solution containing the Substance each and shall completely be filled into [*]. It is currently estimated that the amount of [*] manufactured by the [*] validation batches will be between [*] in total. Timelines for manufacture of these validation batches will be agreed in the Supply Team. Following manufacture of such validation batches Schering will provide to Indevus copies of the respective Certificate of Analysis and the Certificate of Compliance. The [*] from such validation batches, after substraction of the [*] described in No. 4, are expected to be available for commercial use by Indevus under the License Agreement.

2.	Subject to No. 4, the [*] resulting from the validation batches pursuant to No. 1 may be used as commercial supply under a Manufacturing and Supply Agreement between Indevus and Schering dated as of the date hereof (“Manufacturing and Supply Agreement”). The ordering and delivery with respect to such [*] (as Finished Product) shall be governed by the terms and conditions of the Manufacturing and Supply Agreement. It is further understood and agreed that the decision on the timing of the production of the validation batches will determine the extent of stability data available at the time of the intended NDA filing by Indevus.

[*]	CONFIDENTIAL TREATMENT REQUESTED

Postal address: Schering AG D-13342 Berlin, Germany For visitors: Müllerstr. 178, Berlin-Mitte www.schering.de	Executive board: Arthur Higgins (Chairman) Werner Baumann Ulrich Köstlin Gunnar Riemann Marc Rubin	Chairman of the supervisory board: Werner Wenning Registered seat: Berlin Trade register: AG Charlottenburg 93 HRB 283

Commerzbank AG, Berlin

Acct. No. 108 700 600, Bank No. 100 400 00

IBAN: DE72 1004 0000 0108 7006 00

BIC: COBADEFF

Deutsche Bank AG, Berlin

Acct. No. 2415 008, Bank No. 100 700 00

IBAN: DE35 1007 0000 0241 5008 00

BIC: DEUTDEBB

Addressee	Our Ref.	Date	Page
	RA/vB (6v2509_1)	2006-10-17	2

3.	Indevus agrees to pay an amount of US Dollar [*] manufactured in the validation batches pursuant to No. 1, provided that Indevus shall not be obliged to pay more than [*] for the entire amount of [*] manufactured in such validation batches. Subject to receipt by Indevus of the copies of the respective Certificates of Analysis and Certificates of Compliance and a visual inspection by Indevus of the validation batches inventory at Schering, the lump sum payment for the entire amount of [*] manufactured in such validation batches shall be paid by Indevus to Schering not before [*] and not later than [*]. This amount is not refundable but will be off-set against the Initial Payment (as defined in the Manufacturing and Supply Agreement payable under the Manufacturing and Supply Agreement).

4.	Out of the validation batches of [*] produced pursuant to No. 1 above, Schering will keep an appropriate number of [*] for (i) characterization and release testing in connection with the process validation and quality control, (ii) [*] stability testing, (iii) for use as retention samples, and (iv) other needs as applicable (reference standards etc.). No. 3 shall not apply with respect to these [*].

5.	In case Indevus wishes Schering to manufacture validation batches for the [*] as well, the Parties will negotiate about such validation: Should Schering agree to manufacture such validation batches, similar terms than for the [*] shall apply.

6.	Capitalized terms used in this letter shall have the meaning ascribed to them in the License Agreement, unless otherwise defined or stated.

7.	All other terms of the License Agreement shall remain unchanged and in full force and effect.

To signify acceptance with the above we would kindly ask you to countersign and return the attached copy of this letter.

With kind regards

Schering Aktiengesellschaft

Dr. Riedel            Dr. Horn

/s/ Dr. Riedel        /s/ Dr. Horn

Agreed and accepted for and on behalf of
Indevus Pharmaceuticals, Inc.:

Date:

/s/ Glenn L. Cooper, M.D.
Glenn L. Cooper, M.D.

[*]	CONFIDENTIAL TREATMENT REQUESTED